FILED BY EXPRESS SCRIPTS, INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-6(b)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: EXPRESS SCRIPTS, INC.,

ARISTOTLE HOLDING, INC. AND MEDCO HEALTH SOLUTIONS, INC.

REGISTRATION NO. 333-177187

Getting to Know You: We’re Listening, Learning With Medco

The preliminary process of planning to bring together Medco and Express Scripts as one company began July 22 — the day after the historic announcement. As we continue down the integration planning path, the first step is to learn about each other. It’s clear that both companies speak the same language and face similar challenges in the marketplace; we just do things a little differently.

Pat McNamee, executive vice president & chief operating officer, is leading the preparations for integrating the two companies. He points out that leaders from Express Scripts and Medco are reviewing all aspects to identify the best of each company to accelerate our ability to drive out waste while making the use of medication safer and more affordable.

“The leaders at Medco are impressive,” says Pat. “They have a veteran workforce with most employees having nearly 10 years of tenure on average. They work on systems that are comparable to ours in terms of age and capability.”

In particular, Pat says we’re gaining valuable understanding of efforts Medco has undertaken in information technology and operations and how those efforts manifest themselves in a full product offering surrounded by solid service.

“Medco has made some significant investments in the development of a solid IT platform” says Pat. “Having listened carefully over the past few months, we’ve learned that Medco leverages technological advances to address the needs of clients and members — their vision is innovative and agile.”

Like Express Scripts, Medco has made a strong commitment to its clients, providing excellent service and personalized attention.

“At Medco, they have succeeded at keeping clients happy, leading to a high client-retention rate,” says Pat. “Service to members in their Pharmacies and Contact Centers is strong. All of those factors have made Medco a successful company, and the team there has some tools and best practices that are worthy of careful consideration.

“The key to making this deal successful will be integrating the best from both into one operation to better serve clients and members,” says Christine Houston, vice president, Specialty & Pharmacy Operations. Chris is leading a team delving into the details of Operations and partnered with Technology. Accenture, a consulting company, will facilitate these teams through an unbiased assessment of the technology for both companies and give recommendations on which processes and systems the combined business should plan to use moving forward. She says everyone involved in the process from Medco has been open and collaborative.

“We learned quickly that like us, Medco is very data-driven,” Chris says. “They make a lot of fact-based decisions. The Medco systems have some functions that make sense for us moving forward. This long, detailed planning process will, in the end, improve our capabilities and how we operate so that we can provide even better service to clients and patients once the transaction closes.”

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Beyond learning about the technology behind the company, Pat says he’s particularly pleased at how we’re learning more about the people who lead Medco and have made it into the successful company it is today.

“Across the board the people we have met at Medco have been welcoming, open, transparent and engaged in the process,” he says. “It’s clear they want to be part of a winning team and are willing to work with us to make that happen.”

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FORWARD LOOKING STATEMENTS

Cautionary Note Regarding Forward-Looking Statements

This material may include forward-looking statements, both with respect to us and our industry, that reflect our current views with respect to future events and financial performance. Statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “anticipate,” “will,” “may,” “would” and similar statements of a future or forward-looking nature may be used to identify forward-looking statements. All forward-looking statements address matters that involve risks and uncertainties, many of which are beyond our control. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements. We believe that these factors include, but are not limited to, the following:

STANDARD OPERATING FACTORS

•

Our ability to remain profitable in a very competitive marketplace is dependent upon our ability to attract and retain clients while maintaining our margins, to differentiate our products and services from others in the marketplace, and to develop and cross sell new products and services to our existing clients;

•	Our failure to anticipate and appropriately adapt to changes in the rapidly changing health care industry;

•

Changes in applicable laws or regulations, or their interpretation or enforcement, or the enactment of new laws or regulations, which apply to our business practices (past, present or future) or require us to spend significant resources in order to comply;

•	Changes to the healthcare industry designed to manage healthcare costs or alter healthcare financing practices;

•	Changes relating to our participation in Medicare Part D, the loss of Medicare Part D eligible members, or our failure to otherwise execute on our strategies related to Medicare Part D;

•

A failure in the security or stability of our technology infrastructure, or the infrastructure of one or more of our key vendors, or a significant failure or disruption in service within our operations or the operations of such vendors;

•	Our failure to effectively execute on strategic transactions, or to integrate or achieve anticipated benefits from any acquired businesses;

•	The termination, or an unfavorable modification, of our relationship with one or more key pharmacy providers, or significant changes within the pharmacy provider marketplace;

•

The termination, or an unfavorable modification, of our relationship with one or more key pharmaceutical manufacturers, or the significant reduction in payments made or discounts provided by pharmaceutical manufacturers;

•	Changes in industry pricing benchmarks;

•

Results in pending and future litigation or other proceedings which would subject us to significant monetary damages or penalties and/or require us to change our business practices, or the costs incurred in connection with such proceedings;

•	Our failure to execute on, or other issues arising under, certain key client contracts;

•

The impact of our debt service obligations on the availability of funds for other business purposes, and the terms and our required compliance with covenants relating to our indebtedness; our failure to attract and retain talented employees, or to manage succession and retention for our Chief Executive Officer or other key executives;

TRANSACTION-RELATED FACTORS

•	Uncertainty as to whether Express Scripts, Inc. (Express Scripts) will be able to consummate the mergers with Medco Health Solutions, Inc. (Medco) on the terms set forth in the merger agreement;

•	The ability to obtain governmental approvals of the mergers;

•	Uncertainty as to the market value of Express Scripts merger consideration to be paid and the stock component of the Medco merger consideration;

•

Failure to realize the anticipated benefits of the mergers, including as a result of a delay in completing the mergers or a delay or difficulty in integrating the businesses of Express Scripts and Medco;

•	Uncertainty as to the long-term value of Express Scripts Holding Company (currently known as Aristotle Holding, Inc.) common shares;

•	Limitations on the ability of Express Scripts and Express Scripts Holding Company to incur new debt in connection with the transaction;

•	The expected amount and timing of cost savings and operating synergies; and

•	Failure to receive the approval of the stockholders of either Express Scripts or Medco for the mergers.

The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included herein and elsewhere, including the risk factors included in Express Scripts’ most recent reports on Form 10-K and Form 10-Q and the risk factors included in Medco’s most recent reports on Form 10-K and Form 10-Q and other documents of Express Scripts, Aristotle Holding and Medco on file with the Securities and Exchange Commission (“SEC”), including the joint proxy statement/prospectus included in the registration statement on Form S-4 filed by Aristotle Holding with the SEC, which was declared effective on November 15, 2011. Stockholders are urged to read the registration statement and the joint proxy statement/prospectus of Medco and Express Scripts contained therein (including all amendments or supplements to it) because they contain important information. Any forward-looking statements made in this material are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us or our business or operations. Except to the extent required by applicable law, we undertake no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is not a solicitation of a proxy from any stockholder of Express Scripts, Medco or Aristotle Holding. In connection with the Agreement and Plan of Merger among Medco, Express Scripts, Aristotle Holding, Plato Merger Sub, Inc. and Aristotle Merger Sub, Inc. (the “Merger”), Medco, Express Scripts and Aristotle Holding have filed relevant materials with the SEC and intend to file additional materials. On November 15, 2011, the SEC declared effective the joint proxy statement/prospectus included in the registration statement on Form S-4 filed by Aristotle Holding. On November 18, 2011, Express Scripts, Medco and Aristotle Holding commenced mailing of the definitive joint proxy statement/prospectus regarding the Merger. SECURITY HOLDERS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER MATERIALS FILED BY EXPRESS SCRIPTS, MEDCO AND ARISTOTLE HOLDING WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MEDCO, EXPRESS SCRIPTS, ARISTOTLE HOLDING AND THE MERGER. The joint proxy statement/prospectus included in the registration statement on Form S-4 filed by Aristotle Holding and other relevant materials, and any other documents filed by Express Scripts, Aristotle Holding or Medco with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by directing a written request to:

Mackenzie Partners, Inc.

105 Madison Avenue

New York, New York 10016

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION

Express Scripts, Aristotle Holding and Medco and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the security holders of either Express Scripts and Medco in connection with the Merger. Information about Express Scripts’ directors and executive officers is available in Express Scripts’ definitive proxy statement, dated March 21, 2011, for its 2011 annual general meeting of stockholders. Information about Medco’s directors and executive officers is available in Medco’s definitive proxy statement, dated April 8, 2011, for its 2011 annual general meeting of stockholders. Other information regarding the participants and description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint proxy statement/prospectus included in the registration statement on Form S-4 filed by Aristotle Holding and the amendments and supplements thereto.

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